July 29, 2010

Lilyanna L. Peyser

Attorney Advisor

United States

Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 3561

Re:  My Catalogs Online, Inc.

       Amendment No.4 to Registration statement on Form S-1

       Filed: July 2, 2010

       File No. 333-163439

Dear Ms. Peyser:

The following are our responses to your comment letter of July 20, 2010.

General

1.

Please generally ensure that you have updated your prospectus to ensure that it reflects current information.  For example, please update the number of shareholders on page 13, the number of employees on page 17, and your beneficial ownership table on page 24.

The Prospectus has been updated to include current information where applicable.

2.

We note the graphics located on your website at http://www.catalogenterprise.com/imdex/html, in particular the picture of the company name “Catalog Enterprises” on an electronic billboard about the word “Nasdaq,” and a graphic containing a hyperlink labeled “Click her to view a lie stream real time hart of this symbol for free,” both of which suggest that Catalog Enterprises, Inc., and/or my Catalogs Online, Inc. are listed on an Nasdaq and/or otherwise listed on an exchange or quoted on the OTC BB.  Please tell us why it is appropriate to include these graphics on your website and, at a minimum, include a statement accompanying these graphics on your website that the companies are not, and there is no assurance that the companies will be, listed on an exchange or quoted on the OTC BB.

The graphics have been removed from the website.

Risk Factors, page 6

Our shares are not currently traded on any market or exchange…page 9

3.

You state that you “will apply to have [y]our common stock quoted via the OTC Electronic bulletin Board”.  An issuer cannot file an application to be quoted on the OTC Bulletin Board.  Please revise your disclosures to clarify that to be quoted on the OTC Bulletin Board, a market maker must file an application on your behalf in order to make a market for your common stock.  Please also indicate that there is no guarantee that you will find a market maker to trade your securities. This Comment also applies to similar disclosure in the last paragraph on page 23 and in the section “OTC Electronic Bulletin Board Considerations” on page 30.

The disclosure has been updated in each referenced area as requested.

Capitalization, page 12

4.

Please provide pro forma as adjusted columns in your capitalization table that reflect the receipt and application of the offering proceeds at each of the 25%, 50%, 75% and 100% offering scenarios as of your most recent balance sheet date.

The chart has been revised as requested.

Executive Compensation, page 23

5.

We note your response to comment six in our letter dated April 9, 2010.  Please revise the summary compensation table to disclose the issuances of stock to your named executive officers in consideration for services in the column entitled “Stock Awards”.   Refer to Item 402(n)(2)(v) of Regulation S-K.

The Summary compensation table has been amended as requested.

6.  We note your disclosure regarding compensation of non-employee directors.  Please note that Item 402(r) of Regulation S-K requires disclosure of the compensation of all of your directors.  Please revise your disclosure accordingly.

The summary compensation table has been revised as requested.

Certain Relationships and Related Party Transactions, page 24

7.

Please disclose the dates on which amounts under the promissory notes are due.

This disclosure has been revised to indicate that the promissory notes are due on demand.

Selling Stockholders, page 27

8.

We note your revised disclosure in response to comment ten in our letter dated April 9, 2010 in which you state that you have had no business relationship with either of Robert Weidenbaum or Dina Buonocore in the last three years.  Please revise your disclosure to state whether you or any of your predecessors or affiliates has had any material relationship with Robert Weidenbaum or Dina Buonocore during that time.  Refer to Item 507 of Regulation S-K.  In additional, it does not appear that you have revised your disclosure in response to comment 26 in our letter dated February 18, 2010.  Accordingly, we re-issue that comment and ask you to revise your disclosure to clarify, if true, that Robert Weidenbaum and Dina Buonocore have the sole voting and investment power over the shares held by CLX & Associates and Bay State Financial, respectively.

The disclosure has been revised to reflect that neither the Company nor any of our predecessors or affiliates has had any material relationship with Robert Weidenbaum or Dina Buonocore in the last three years.  The disclosure has also been revised to clarify that Robert Weidenbaum and Dina Buonocore have the sole voting and investment power over the shares held by CLX & Associates and Bay State Financial, respectively.

Item 15, Recent Sales of Unregistered Securities, page II-1

9.   We note your response to comment 15 of our letter dated April 9, 2010, however, your have not revised your disclosure to disclose the exemption from registration you relied upon for each separate issuance of shares or to discuss the facts your relied upon to make the exemption available.  Refer to Item 701(d) of Regulation S-K.  In addition, we await the filing of your Form D, as applicable.

The Company’s Form D has been filed and the disclosure has been updated.

An amended response is being simultaneously filed with this letter.  A red-lined version of the filing is enclosed with this response to assist you in your review.

Sincerely,

/s/ Ronald Teblum

Ronald Teblum

Chief Executive Officer